CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 21, 2001, included in this Form 10-K/A, into C. R. Bard, Inc.'s previously filed registration statements (i) on Form S-8 for the Bard Employees' Savings Trust 401(k) Plan, Registration No. 333-30217, (ii) on Form S-3 Registration No. 333-05997, (iii) on Form S-8 for the 1990 Employee Stock Option Plan, as amended, Registration No. 333-35544, (iv) on Form S-8 for the C. R. Bard, Inc. 1988 Directors Stock Award Plan, as amended, Registration No's. 333-64874 and 333-51793, (v) on Form S-8 for the 1993 Long-term Incentive Plan of C. R. Bard, Inc., as amended, Registration No's. 333-64874, 333-07189, 333-51793 and 333-78089, (vi) on Form S-8 for the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., Registration No. 333-51793, (vii) on Form S-8 for the C. R. Bard, Inc. Management Stock Purchase Plan, Registration No. 333-69857, and (viii) on Form S-8 for the MedChem Products, Inc. 1994 Stock Option Plan, MedChem Products, Inc. 1993 Stock Option Plan, MedChem Products, Inc. 1993 Spin-off Stock Option Plan, MedChem Products, Inc. 1993 Director Stock Option Plan, MedChem Products, Inc. amended and restated Stock Option Plan, all formerly maintained by MedChem Products, Inc., Registration No. 333-63147.

ARTHUR ANDERSEN LLP

Roseland, New Jersey
June 28, 2001